Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                Subject Company: The South Financial Group, Inc.
                                                   Commission File No.:  0-15083



[THE SOUTH FINANCIAL GROUP LOGO OMITTED]

                                                           102 South Main Street
                                                             Greenville,SC 29601
                                                                    864.255.4919
NEWS RELEASE
--------------------------------------------------------------------------------

DATE:             October 3, 2002

RELEASE DATE:     Immediate


           THE SOUTH FINANCIAL GROUP TO ACQUIRE CENTRAL BANK OF TAMPA,
             THE 3RD LARGEST INDEPENDENT BANK HEADQUARTERED IN TAMPA

GREENVILLE, SC - The South Financial Group, Inc. (Nasdaq/NM: TSFG) today announced the execution of a definitive agreement to acquire Central Bank of Tampa, a closely-held community bank headquartered in Tampa, Florida, in a stock transaction valued at approximately $68 million.

Central Bank of Tampa, which has $215 million in assets, operates 5 branches in Tampa and ranks 11th in total deposits in Hillsborough County. These locations will add to The South Financial Group's growing presence in the greater Tampa Bay area. Following the merger, The South Financial Group's Florida banking subsidiary, Mercantile Bank, will have 20 branch offices in the greater Tampa Bay area and the 7th deposit market share in Hillsborough County. Throughout Florida, Mercantile Bank will have $1.6 billion in assets and 36 branch offices, principally in Jacksonville, Orlando, and greater Tampa Bay.

"We are enthusiastic about the opportunity to strengthen our presence in the greater Tampa Bay area, which is one of the most attractive banking markets in the country," said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "Central Bank of Tampa's financial performance is exceptional. Last year, their ROA exceeded 2%, and their ROE was 16%. These results prove the strength of the Tampa market and management's focus on core profitability, including credit quality. This merger advances our strategy of operating in superior markets and is another step forward in reaching our financial return goals."

"We are very pleased with what this merger means for our shareholders, customers, and community," said Anthony V. Ferlita, President and Chief Executive Officer of Central Bank of Tampa. "We will continue to deliver the



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high level of performance  and outstanding  customer  service that fit well with
The South Financial Group's focus. We look forward to playing an integral part in building the premier super-community bank in the greater Tampa Bay area."

The South Financial Group will issue a number of shares equal to $68 million divided by the deemed per share value of TSFG common stock. Such value will be equal to the average closing price on the ten trading days ending on the second trading day prior to closing (except that the value will never be deemed less than $15.00 or greater than $25.00). Following completion of the merger, Central Bank of Tampa will operate under the Mercantile Bank name. The transaction, which is subject to receipt of shareholder and regulatory approval, is expected to close in the fourth quarter 2002.

The transaction, valued at approximately 237% of Central Bank of Tampa's book value at June 30, 2002 and 16.8x earnings for the last-twelve-months through June 30, 2002, is expected to be accretive to The South Financial Group's 2003 earnings. The South Financial Group estimates cost savings of approximately 25% of projected operating expenses for 2003.

On August 31, 2002, The South Financial Group completed its merger with Gulf West Banks, Inc., which had $527 million in assets and operated 15 branches in the greater Tampa Bay area of Florida. This merger marked The South Financial Group's first banking locations in the greater Tampa Bay area.

The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company with $6.7 billion in total assets and 106 branch offices in South Carolina, Florida, and North Carolina. It operates two subsidiary banks: Carolina First Bank and Mercantile Bank. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina, North Carolina, and on the internet under the brand name, Bank CaroLine. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando, and Tampa Bay markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's web site: www.thesouthgroup.com.

TRANSACTION SUMMARY
Aggregate transaction value       Approximately $68 million in TSFG common stock
   and consideration
Tax treatment                     Tax-free exchange of stock
Exchange ratio                    If TSFG's stock price  is  between  $15.00 and
                                  $25.00 per share, the exchange ratio floats based upon 10-day average closing price ending on the second trading day prior to closing. If

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

                                  TSFG's stock price is less  than  or equal  to
                                  $15.00 per share,  the  exchange  ratio  fixes
                                  at  13.7742.  If TSFG's stock price is greater
                                  than   or  equal  to  $25.00  per  share,  the
                                  exchange ratio fixes at 8.2645.
Indicated price per CBT share     $206.61
   (based on 10/2/02 price)
Indicated TSFG shares to issue    Approximately 3.2 million shares
   (based on10/2/02 price)
Expected closing                  Fourth quarter 2002
Due diligence                     Completed
Required approvals                Regulatory, CBT shareholders

PRICING OVERVIEW
Price to LTM EPS ($12.33)                   16.8x
Price to 6/30/02 book value ($87.26)        2.37x

CENTRAL BANK OF TAMPA PROFILE
- $215  million  full-service  community  bank  headquartered  in Tampa,  FL
- 5 branches in Tampa Bay area
- 11th in total deposits in Hillsborough  County (5th largest county in FL)
- 3rd largest  independent both in Hillsborough County and the city of Tampa
- Annualized ROA of 2.09% for first half of 2002 and 2.01% for 2001
- Annualized ROE of 16.02% for first half of 2002 and 15.94% for 2001

         Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management, include, but are not limited to, factors which may affect earnings, expected financial results for the Central Bank of Tampa merger, estimates of merger-related cost savings, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.


         The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of Central Bank of Tampa, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated October 2, 2002, between TSFG and Central Bank of Tampa. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of Central Bank of Tampa and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, Central Bank of Tampa, the merger, the persons

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

soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and Central Bank of Tampa as follows:


           Mary M. Gentry, Investor Relations, The South Financial Group, Inc., 102 South Main Street, Greenville, SC 29601, Phone: (864) 255-4919, mary.gentry@ thesouthgroup.com.

           Anthony V. Ferlita, Chief Executive Officer, Central Bank of Tampa, 2307 West Kennedy Blvd., Tampa, FL 33609, Phone: (813) 253-3302.

           In addition to the proposed registration statement and proxy statement/prospectus, TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.


CONTACTS:
         William S. Hummers III, Executive Vice President, (864) 255-7913 Mary M. Gentry, Treasurer, (864) 255-4919

                                    ***END***








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